CONSENT OF EXPERT

March 1, 2007

Augusta Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Augusta Resource Corporation

     I, William L. Rose, do hereby consent to the filing of the written disclosure of the technical report entitled “Mineral Resource Estimate – Revised Technical Report on the Rosemont Deposit” dated April 21, 2006 and “Preliminary Assessment and Economic Evaluation” dated June 13, 2006, for the Rosemont Project located in Pima County, Arizona (collectively the “Technical Reports”) and any extracts from or a summary of the Technical Reports in the Form 40-F Annual Report dated March 1, 2007 (the “Form 40-F Annual Report”) of Augusta Resource Corporation (the “Company”), and to the filing of the Technical Reports and this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report.

     I also consent to the use of my name in the Company’s Form 40-F Annual Report and to the use of the name WLR Consulting, Inc. in my capacity as Principal Mining Engineer of WLR Consulting, Inc.

By:	(Signed) William L. Rose
	Name:	William L Rose
	Title:	Owner & Principal Mining Engineer
WLR Consulting, Inc.
Location: Lakewood, Colorado